

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Xiaowei Fu
Chief Executive Officer
YY Group Holding Ltd.
#09-13/14/15/16/17
Paya Lebar Square
Singapore 409051

> **Re: YY Group Holding Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 23, 2025**
> **File No. 333-286705**

Dear Xiaowei Fu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shuo "Shawn" Chen